Oncolytics Biotech® to Participate in a Fireside Chat at Canaccord Genuity’s 44th Annual Growth Conference

SAN DIEGO, CA and CALGARY, AB, August 2, 2024 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapy for oncology, today announced that Chief Medical Officer Dr. Thomas Heineman will participate in a fireside chat at Canaccord Genuity’s 44th Annual Growth Conference, which is taking place August 13-15, 2024 at the InterContinental Boston Hotel in Boston, MA. Additional details on the fireside chat can be found below.

Date: Tuesday, August 13, 2024
Time: 8:30 a.m. ET
Location: InterContinental Boston, Hutchinson Room
Webcast Link: Available by clicking here

Company management will also be participating in one-on-one investor meetings at the conference. To schedule a meeting, please submit a request on the conference website, contact your Canaccord representative, or email jpatton@oncolytics.ca.

A live webcast of the Company’s presentation will also be available on the Investor Relations page of Oncolytics’ website (LINK) and will be archived for three months.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For further information, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

Company Contact Jon Patton Director of IR & Communication jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com